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                              December 13, 2022

       Stephen Christoffersen
       Chief Executive Officer
       Western Acquisition Ventures Corp.
       42 Broadway, 12th Floor
       New York, NY 10004

                                                        Re: Western Acquisition
Ventures Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed on December
7, 2022
                                                            File No. 001-41214

       Dear Stephen Christoffersen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed December 7, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. Also revise your filing to include risk
factor disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses
 Stephen Christoffersen
Western Acquisition Ventures Corp.
December 13, 2022
Page 2
      of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joseph Ambrogi at 202-551-4821 or Maryse Mills-Apenteng at 202-551-
3457 with any questions.



                                                          Sincerely,
FirstName LastNameStephen Christoffersen
                                                          Division of
Corporation Finance
Comapany NameWestern Acquisition Ventures Corp.
                                                          Office of Real Estate
& Construction
December 13, 2022 Page 2
cc:       Joseph P. Galda, Esq.
FirstName LastName